SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 12, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) Nr. 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with the provisions of Article 157, Paragraph 4 of Law 6404/76 and the provisions of CVM Instruction Nr. 358/02, informs to its shareholders and to the market in general, continuing the Material Fact disclosed on September 20, 2018, that on December 12, 2018 the Company signed i) the Contract for the Provision of Public Services between the State of São Paulo, the Municipality of Guarulhos and Sabesp (“Contract”) and ii) the Term of Adjustment for the Payment and Receipt of the Debt between the Autonomous Service of Water and Sewage of Guarulhos (Serviço Autônomo de Água e Esgoto or “SAAE”), the Municipality of Guarulhos and Sabesp (“Term of Adjustment”).

The main purposes of the Term of Adjustment and of the Contract are the transfer to Sabesp of the water supply and sewage services in the Municipality, for a period of forty years, and the suspension by Sabesp of the judicial collection of SAAE’s debt.

Through the Term of Adjustment and by simultaneously signing the Contract, Sabesp, the Municipality of Guarulhos and SAAE agree that the payment of Sabesp's credit (the Debt) will made through the transfer of the Services in the Municipality to Sabesp for 40 years. Through this operation, the assets constituted by SAAE and connected to the services are transferred to Sabesp, which will directly exploit the services of water supply and sanitary sewage.

The main aspects of the Term of Adjustment are:

•         Withdrawal by the Municipality and SAAE in the appeals that may be pending in the legal proceedings between the Parties, as well as other measures provided for in the Term of Adjustment;

•         Suspension of the collection of judicial debt of SAAE with Sabesp, with an uncontested face value in October 2018 of R $ 2.7 billion;

•         Court order debt payment (Precatório) already issued and those that will be issued by signing the Term of Adjustment will be suspended for the term of the Contract and will remain as guarantees for the full compliance with the Term of Adjustment;

•         The amount in guarantee of Precatatórios will be progressively reduced over this period, until it expires at the end of the 40 years;

•         If the provision of services is interrupted before the expiration date of the Contract, the Precatórios will be reactivated in their original position in the queue before the suspension, and collected;

•         The additional conditions of the Term of Adjustment are as follows:

a)     Transfer in the amount of fifty million reais (R$50,000,000.00) with the purpose of equating the administrative costs to conclude the provision of the Services by SAAE;

b)    All public servants and employees in the permanent staff of SAAE will be temporarily assigned to SABESP for six months. From the seventh month onwards, 400 employees of SAAE will remain

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assigned for a maximum period of four years and SABESP will be responsible for all costs connected to this assignments.

The main aspects of the Contract for the Provision of Public Services are:

•         The services of water supply and sewage collection, removal and treatment were granted to Sabesp, except for part of the services of sewage removal and treatment, which will remain under the direct or indirect responsibility of the Municipality;

•         All the commercial management of the services will be carried out by SABESP, including consumption reading , billing, collection and customer relationship;

•         The planning will be shared between the State of São Paulo and the Municipality of Guarulhos, as set forth in the Contract already signed between these parties and which establishes the associated management between the federate entities;

•         The concession of the services to Sabesp was made by the Municipality and the State of São Paulo through an agreement between these three parties, complying with the same principles of the metropolitan contracts already signed in the region;

•         The regulation assignments, including tariff, control and monitoring of the services were delegated to ARSESP;

•         The tariff of Guarulhos will follow the tariff table for the Metropolitan Region of São Paulo, after an adjustment period;

•         The Contract also establishes that:

a)     Commitment of investing around R$2.009 billion (in current values) for the next 40 years;

b)    Transfer of R$150 million to the Municipal Fund of Environmental Sanitation and Infrastructure (FMSAI - Fundo Municipal de Saneamento Ambiental e de Infraestrutura) created by the Municipal Government, at R$30 million per year during the first 5 years of the contractual term;

c)     Transfer of 4% on the net revenue obtained in the Municipality from the 6th year of the Contract, whose resources will also be destined to FMSAI and onlend to the tariff, as allowed by ARSESP.

The Contract for the Provision of Public Services with Guarulhos, a municipality with a population of 1.4 million and the second most populous city in the State of São Paulo, allows Sabesp to provide quality services directly to the population, ensuring the legal, financial and asset security of Sabesp, its shareholders and creditors.

The Company will, in the coming days, make the relevant documents available on its website (www.sabesp.com.br).

To clarify any questions about this Material Fact, the Company will hold a conference call on December 14, 2018 at the following times:

Conference Call in Portuguese:
2 p.m. (Brasília) / 11 a.m. (US EST)
Access Number: +55 (11) 3193-1001/ +55 (11) 2820-4001
Access Code: SABESP

Conference Call in English:

3 p.m. (Brasília) / 12 p.m. (US EST)

Access Number: +1 (412) 317-6399

Access Code: SABESP

São Paulo, December 12, 2018.

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Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 12, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.